December 4, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: First Majestic Silver Corp.

Form 40-F for the Year Ended December 31, 2013

Filed March 27, 2014

File No. 001-34984

Dear Ms. Jenkins:

On behalf of First Majestic Silver Corp. (the “Company”), this letter responds to your letter, dated November 24, 2014 (the “Comment Letter”), regarding the above-referenced Annual Report of the Company on Form 40-F for the Year Ended December 31, 2013 (the “Annual Report”), filed on March 27, 2014. The comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the Company’s response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The response of the Company is set forth in ordinary type beneath the comment of the Staff appearing in bold type.

Form 40-F for the Year Ended December 31, 2013

Consent of Deloitte LLP

1.	Please file an amendment to your Form 40-F to include a signed consent.

A signed consent from Deloitte LLP has been amended to the Company’s Amended Form 40-F and filed as per your request.

Exhibit 99.1

Annual Information Form

Description of Business, Mineral Projects, Summary of Reserves and Resources, page 22

2.	We note your response to comment 1 from our letter dated September 17, 2014. Please tell us the specific tonnes and grades of your internal resource and reserve estimates.

Consistent with our response in comment 2 in the response letter dated October 31, 2014, we have provided to Mr. John Coleman on December 4, 2014, the specific tonnes and grades of La Guitarra’s December 31, 2013 internal estimates of economically recoverable mineralized material, for purpose of determining related depletion of $5.4 million as supplemental information as per your request. We request that this information be returned in accordance with Rule 12b-4 of Regulation 12B.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (604) 688-3033 or Stewart Muglich of Clark Wilson, LLP at (604) 687-5700.

Very truly yours,

/s/ Raymond Polman, CA

Raymond Polman, Chief Financial Officer

cc:	Jamie Kessel, Securities and Exchange Commission
Rufus Decker, Securities and Exchange Commission
Keith Neumeyer, President and Chief Executive Officer
Salvador Garcia, Chief Operating Officer
Ramon Mendoza, Vice President of Technical Services
Stewart Muglich, Clark Wilson, LLP
James Beeby, Miller O’Connor Irwin, LLP
Terry Neill, Deloitte LLP